SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 Amendment No. 1
                    Under the Securities Exchange Act of 1934

                            Saga Communications, Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    786598102
                                 (CUSIP Number)

                                December 31, 2008
             (Date of Event which Requires Filing of this Statement)

      Check the  appropriate  box to designate  the rule  pursuant to which this
Schedule is filed:

      |_| Rule 13d-1(b)

      |X| Rule 13d-1(c)

      |_| Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

CUSIP No. 786598102

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     TowerView LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

                    1,413,300
  NUMBER OF    -----------------------------------------------------------------
   SHARES      6.   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    7.   SOLE DISPOSITIVE POWER
   PERSON
    WITH            1,413,300
               -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,413,300
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.8%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------


                                Page 2 of 5 Pages

Item 1(a)   Name of Issuer:

            Saga Communications, Inc. (the "Issuer")

Item 1(b)   Address of Issuer's Principal Executive Offices:

            73 Kercheval Avenue
            Grosse Pointe Farms, Michigan 48236

Item 2(a)   Name of Person Filing:

            TowerView LLC

Item 2(b)   Address of Principal Business Office or, if none, Residence:

            500 Park Avenue
            New York, New York 10022

Item 2(c)   Citizenship:

            Delaware

Item 2(d)   Title of Class of Securities:

            Class A Common Stock, par value $.01

Item 2(e)   CUSIP Number:

            786598102

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or (c), check whether the person filing is a: N/A

      (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b)   |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

      (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

      (g) |_| A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);


                                Page 3 of 5 Pages

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j)   |_| A group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

      As of the date of filing this statement, TowerView had sole voting power and sole investment power with respect to 1,413,300 shares of Class A Common Stock, par value $.01, or 9.8% of the 14,415,858 shares that were reported as outstanding by the Issuer as of December 26, 2008.

Item 5.     Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|. N/A

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

            N/A

Item 8.     Identification and Classification of Members of the Group.

            N/A

Item 9.     Notice of Dissolution of Group.

            N/A

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 4 of 5 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

January 5, 2009

                                           TowerView LLC


                                           By /s/ Daniel R. Tisch
                                              -------------------------
                                                  Daniel R. Tisch
                                                  General Member


                                Page 5 of 5 Pages